Exhibit 21.1

List of Company Subsidiaries

Organic Agricultural Company Limited and Subsidiaries

Name	Place of Incorporation
Organic Agricultural Company Limited	Nevada
Organic Agricultural (Samoa) Co., Ltd.	Samoa
Organic Agricultural Company Limited	Hong Kong
Heilongjiang Tianci Liangtian Agricultural Technology Development Company Limited	China
Heilongjiang Yuxinqi Agricultural Technology Development Company Limited	China